September 24, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11224)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Quara Devices Inc. dba Edoceo Devices (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11224), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2020, and qualified on September 21, 2020. The Offering Statement relates to the public offering of the Company’s Common Stock (the “Common Stock”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. As of the date of this request, the Company has not sold any Common Stock pursuant to the Offering Statement, and all funds received from investment commitments held in escrow have been refunded to investors without penalty or deduction.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Rodney Reum

Rodney Reum
Chief Executive Officer
Quara Devices Inc. dba Edoceo Devices